

April 26, 2011

<u>Via E-mail</u>
Mr. Ronald L. Smith
Vice President and Chief Financial Officer
Unifi, Inc.
P.O. Box 19109
7201 West Friendly Avenue
Greensboro, NC 27419

> **Re: Unifi, Inc.**
> **Form 10-K for the Fiscal Year Ended June 27, 2010**
> **Filed September 10, 2010**
> **File No. 1-10542**

Dear Mr. Smith:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Branch Chief